

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 24, 2017

<u>Via E-mail</u>
Roger Ponder
Chief Executive Officer
Mantra Venture Group Ltd.
#1562 128th Street
Surrey, British Columbia, Canada V4A 3T7

> **Re: Mantra Venture Group Ltd.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 18, 2017**
> **File No. 000-53461**

Dear Mr. Ponder:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Proposal 1, page 2</u>

1.   Revise to address the potential dilutive and anti-takeover effects of the amendment.

2.   Address whether your Board has any plans to designate a class of preferred stock. Also, tell us whether you have any plans, arrangements or understandings regarding the issuance of any preferred stock that the Board may designate. See Schedule 14A Items 11 and 13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Gene Levin, Esq.
        Pryor Cashman LLP